

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
JUL - 5 2002
154
SECTION

For the Month of June 2002.

REPADRE CAPITAL CORPORATION
(Name of Registrant)

130 Adelaide Street West, Suite 2520, Toronto, ON, Canada, M5H 3P5
(Address of principal executive offices)

June 12, 2002 Press Release: Repadre Announces Completion of Treasury Offering

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Repadre Capital Corporation -- SEC File No. 0-12793
(Registrant)

Date: July 4, 2002

By:

Grant A. Edey, Secretary


REPADRE

Repadre Announces Completion of Treasury Offering

(Toronto, Canada, June 12, 2002) Repadre Capital Corporation (TSX:RPD) announced today that it has completed an offering of 3,450,000 common shares of the Corporation through a syndicate of underwriters led by BMO Nesbitt Burns Inc. as previously announced.

The offering was priced at Cdn$8.20 per common share and has resulted in gross proceeds to Repadre of Cdn$28.3 million. An option to purchase an additional 450,000 shares was granted to the underwriters at the time of the offering. This option was fully subscribed for and is included in the 3,450,000 shares listed above. Repadre will use the proceeds of the offering for acquisitions and general corporate purposes. The proceeds of the offering, together with the receipt of the previously announced $6.1 million distribution from Gold Fields Ghana Limited, will raise Repadre's cash balances to in excess of $40 million.

The securities were not offered in the United States and have not and will not be registered under the U.S. Securities Act of 1933, as amended. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

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For further information contact:

Joseph Conway
President and CEO: 416-365-8090

Grant Edey
Vice President, Finance and CFO: 416-365-5161

Website: www.repadre.com
E-mail: info@repadre.com